

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

> **Re: WNC Housing Tax Credit Fund IV, L.P., Series 2**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 12, 2014**
> **File No. 005-49787**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2014**
> **File No. 000-28370**

Dear Mr. Shafer:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1.   The response to prior comment 1 appears to state that the basis of the conclusion that Rule 13e-3 was inapplicable to the March 2012 consent solicitation is that the transactions contemplated at that time did not include a sale to one or more affiliates. The transaction types listed under Rule 13e-3(a)(3)(i)(C) includes solicitations by the issuer of consents related to the corporate transactions "of an issuer or between an issuer . . . and its affiliate." Thus, contrary to what the response indicates, the transaction for which consents were solicited does not necessarily require an affiliate as counterparty. Considering that the objective of the consent solicitation appears to have been the dissolution and winding-up of the partnership and related deregistration of Units under Section 12(g) of the Exchange Act, it therefore continues to appear that the March 2012 solicitation was in furtherance of a transaction that was subject to Rule 13e-3. Please expand the response or revise the disclosure accordingly.

Item 16. Exhibits, page 6

2.   We note the revisions in response to prior comment 5. Please also have revised the limitations on liability in the first two sentences of Section 1 on page 15 of the Gill Group appraisal.

Preliminary Consent Solicitation Statement on Schedule 14A

Fairness, page 21

3.   Please disclose your response to prior comment 12.

4.   We note your response to prior comment 13. Please clarify why you believe there were no firm offers during the preceding two years. Although we note your revisions, such as on page 10, to re-characterize the offers as "non-firm," it is unclear from your response or disclosure why those offers are not to be considered firm for purposes of Instruction 2(viii) to Item 1014 of Regulation M-A.

Annex D

5.   We note the revisions made in response to prior comments three and four. Notwithstanding these revisions, please advise us how the filing persons have complied with Item 1010(a)(2) of Regulation M-A, as required by Item 13 of Schedule 13E-3, as well as Item 14(c)(1) of Schedule 14A. Refer to Interpretation I.H.6 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations accessible here: http://www.sec.gov/interps/telephone/phonesupplement3.htm

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

        Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Paul G. Dannhauser, Esq.